SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel sells energy on the 6th Reserve Energy Auction

Companhia Paranaense de Energia Copel, in accordance with CVM Instruction 358/2002, hereby informs its shareholders and the market that sold energy on the 6th Reserve Energy Auction (LER), held on October 31, 2014.

Through contracts with a term of 20 years, the Company negociated 71.2 average MW at the average price R$ 144.00/MWh (auction's maximum price). The seven wind farms have an installed capacity of 129 MW and assured power of 74,9 average MW and will be built in the municipalities of Pedra Grande and São Bento do Norte , state of Rio Grande do Norte.

Wind Farm	Installed Capacity (MW)	Assured Power (Average MW)	Price¹	Start up	Stake (%)	Wind farm location
6th LER² 2014
Dreen Cutia	25.2	9.6				Pedra Grande - RN
Dreen Guajiru	21.6	8.3				Pedra Grande - RN
Esperança do Nordeste	30.0	9.1				São Bento do Norte - RN
GE Jangada	30.0	10.3	144.00	Oct/17	100% COPEL	São Bento do Norte - RN
GE Maria Helena	30.0	12.0				São Bento do Norte - RN
Paraíso dos Ventos do Nor	30.0	10.6				São Bento do Norte - RN
Potiguar	28.8	11.5				São Bento do Norte - RN
Total	195.6	71.4	144.0

¹ Value will be adjusted by the IPCA.
² LER - Reserve Energy Auction

Curitiba, Brazil, October 31, 2014.

Antonio Sergio de Souza Guetter

Chief Financial and Investor Relations Officer
For additional information, please contact Copel s Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 31, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.